Exhibit 12
CENTURYLINK, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,	Years Ended December 31,
	2017	2016	2015	2014	2013	2012
	(Dollars in millions)
Income before income taxes and cumulative effect of change in accounting principle	$307	1,020	1,316	1,110	224	1,250
Less: income from equity investee	(7)	(27)	(25)	(22)	(24)	(15)
Add: estimated fixed charges	381	1,529	1,516	1,502	1,486	1,504
Add: estimated amortization of capitalized interest	5	21	19	17	16	15
Add: distributed income of equity investee	5	26	19	22	14	12
Less: interest capitalized	(20)	(54)	(52)	(47)	(41)	(43)
Total earnings available for fixed charges	$671	2,515	2,793	2,582	1,675	2,723
Estimate of interest factor on rentals	$43	157	152	144	147	142
Interest expense, including amortization of premiums, discounts and debt issuance costs	318	1,318	1,312	1,311	1,298	1,319
Interest capitalized	20	54	52	47	41	43
Total fixed charges	$381	1,529	1,516	1,502	1,486	1,504
Ratio of earnings to fixed charges	1.76	1.64	1.84	1.72	1.13	1.81